UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-41752

Earlyworks Co., Ltd.

5-7-11, Ueno, Taito-ku

Tokyo, Japan 110-0005

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Convocation of Extraordinary General Meeting of Shareholders of Earlyworks Co., Ltd.

On September 22, 2023, Earlyworks Co., Ltd. (the “Company”) filed a Form 6-K in connection with its extraordinary general meeting that was originally scheduled on September 29, 2023. The Company has decided to postpone the meeting date to October 31, 2023.

In accordance with the rules and regulations of the Japanese Companies Act, the Company has caused a notice and accompanying information, including voting instructions, to be sent to all holders of its ordinary shares and American Depositary Shares with respect to its extraordinary general meeting to be held in Tokyo, Japan on October 31, 2023. A complete copy of the notice is attached as Exhibit 99.1.

The notice furnished in this report as Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Convocation of the Extraordinary General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Earlyworks Co., Ltd.

Date: October 10, 2023	By:	/s/ Satoshi Kobayashi
	Name:	Satoshi Kobayashi
	Title:	Chief Executive Officer and Representative Director (Principal Executive Officer)

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